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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amrad Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

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OCT 09 2003

THOMSON FINANCIAL

FILE NO. 82- 4867

FISCAL YEAR 6-30-03

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DAT : 10/8/03

amrad

Amrad Corporation Annual Report 2003

Maximising the value of research and development

Chairman's Report

At last year's Annual General Meeting I foreshadowed a change in emphasis for Amrad. We promised to move from a history of continuously spending investors' money in increasing amounts in, admittedly, valuable pharmaceutical research and development (R&D), to a policy of more judicious spending to reduce the 'cash burn' rate. In addition, we said Amrad would concentrate on selling and/or licensing its valuable science to deliver more revenue. I am pleased to advise that for the financial year ended 30 June 2003 we met the promise. We reduced the spending by $3.5 million, increased the operating revenue to $25.4 million by negotiating a number of lucrative deals and we further bolstered our financial position through the $47.5 million sale of our Burnley property.

Remarkably for Amrad, the year just past produced an after tax profit of $7.4 million, comprising an operating profit of $1.2 million – Amrad's first operating profit in its 15 year history – boosted further by a profit of $6.2 million from the sale of the Burnley property. In the current market conditions for the biotech industry it is commendable that Amrad achieved such a profit. The challenge now for Amrad is to replicate that outcome consistently, a formidable task but one which we feel confident in addressing.

Amrad has a substantial portfolio of valuable science. In the past, the Company's strategy was to maintain that portfolio by spending time and money on all of it, thereby increasing pressure on the 'cash burn' rate, without a simultaneous and highly focused effort to sell or license that science. After a year of diligent effort your Board has resolved to concentrate its R&D effort on a smaller number of carefully chosen projects which it considers as more likely 'winners'. The Board has sought expert external advice to help the Company select those areas of its portfolio on which it will concentrate its efforts for the next few years.

There is risk for the Company whatever strategy it follows. The Board's view is that a concentrated effort on fewer projects will conserve cash, provide greater focus for our selling efforts and present us to the world as a capable, financially strong and credible company with which the international pharmaceutical industry will wish to deal. There may also be significant opportunities, given Amrad's financial strength, to effect collaborations, mergers or acquisitions in the Australian biotech industry to leverage the Company's assets into a stronger strategic position both locally and in major Northern hemisphere markets.

In the past 18 months there have been substantial changes to your Board. The recent appointments of Professor Silviu Itescu and Mr Graeme Kaufman add further scientific and commercial capability to it. Professor John Mills is retiring at the AGM after almost nine years of service. I thank him for his diligence and counsel and wish him well. Dr Sandra Webb retired as CEO in July 2003. I thank her for her enthusiasm and unflagging efforts during her two year tenure as CEO. A national and international search is well underway to select Dr Webb's successor, which I hope will be successfully concluded in the next few months. I wish to place on record my thanks to my Board colleagues and the scientific and administrative staff of Amrad for their unstinting efforts in what was a difficult, extremely challenging and exciting year.

Your Board and senior management are keenly aware that the Company has many loyal shareholders who have been disappointed with the Company's past performance. Accordingly, we are currently giving highest priority to the refinement of Amrad's business model with a view to significantly improving utilisation of assets and enhancing cash flow. It is a bit premature to say exactly what changes will be made, but several of the scenarios under consideration would result in substantial strategic adjustments to Amrad's current business model.

Be assured Amrad's Board is firmly committed to development of Amrad as the premier biotech company in Australia to, hopefully, deliver continuous profitable outcomes for you, our patient shareholders.

Mr Olaf B O'Duill
Chairman

Outstanding Achievement, Progress and Change

The 2002–03 financial year was one of the most significant in Amrad's seven year history as a listed company. The Company produced outstanding achievements on three key fronts – financial, strategic and R&D – and set itself for a new period of growth and opportunity.

First, our financial performance turned around as forecast at last year's AGM, with an operating profit for the financial year of $1.2 million from core business activities supplemented by a $6.2 million once off profit arising from capital appreciation realised on the sale of the consolidated entity's land and buildings to generate an after tax profit for the year of $7.4 million. Our dramatically improved performance was the result of successful deals and partnerships, most notably the collaboration and licence agreement with Merck Incorporated, which has been lauded as one of the largest ever commercial biotech deals in Australia's history.

Second, we made a strategic decision to sell the Burnley property for $47.5 million and we focussed attention on strengthening management practices to achieve improved performance. The year also saw significant changes in Board and senior management line-up.

Third, we began implementing a substantially more rigorous process of reviewing our R&D portfolio, with the aim of achieving more efficient deployment of resources and enhanced prospects of delivering outcomes which will enable Amrad to negotiate lucrative commercial agreements. Emeritus Professor Sir Gustav Nossal and Dr Graham Mitchell of consultants Foursight Associates have provided valuable insight with respect to our R&D portfolio, which comprises some of the most promising intellectual property (patents) in the sector.

Merck

The highlight of the year was Amrad's deal with Merck, one of the world's leading multinational pharmaceutical companies. Fees and milestone payments could yield US$112 million and in future years, products approved for marketing could yield handsome royalties. A US$5 million signing fee has already been received.

Under terms of the deal, Amrad and Merck will collaborate to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology. The Merck deal illustrates two important points about Amrad's capabilities:

- Merck currently receives thousands of in-licensing proposals annually. Only one to two per cent are accepted each year, clearly demonstrating Merck's validation and endorsement of the excellence of Amrad's science and the intellectual property flowing to it from its research partners; and
- the Merck deal confirms Amrad's ability to 'value add' and 'commercialise' early stage research.

Merck's outstanding and proven development and marketing skills make them an ideal partner. Amrad will play an important early role in the collaboration with Merck, particularly during the remaining preclinical investigation and initial clinical development of drugs based on this technology. Merck's vast product development, clinical and regulatory resources will then be deployed to advance the licensed products through later stage clinical trials and regulatory approval.

The Merck deal represents many years of very hard work by both our scientists and our research partners, and during the past year, our commercial negotiating team. The basic discovery was first made six years ago by scientists at the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF) and Melbourne's Walter and Eliza Hall Institute. As Amrad's commercial partner for the CRC-CGF, the technology was licensed to us. We initiated a program to develop preclinical data suggesting the technology could be very important for the treatment of asthma and a range of other diseases. This particular research program is an excellent example of how Amrad has been able to work closely with our academic colleagues to maximise a commercial opportunity.

The Merck deal was announced in June at BIO2003, the world's largest biotechnology conference. Amrad was very pleased to host a visit by both the Premier and Treasurer of Victoria on their return from BIO2003 to meet and congratulate the scientists and executive team involved in the deal.

Financial Performance

As Amrad Chairman Olaf O'Duill said earlier this year, Amrad has weathered the broader market downturn of the last few years and for the first time in its history produced a profit in 2002–03.

Amrad closed the financial year in a strong position, reporting revenues from ordinary activities of $25.4 million and a pre-tax operating profit on ordinary activities of $1.2 million.

A major extraordinary item during the year was the divestment of Amrad's 4.7 hectare site in Richmond to RMAC Australia Pty Ltd, a joint venture company between Macquarie Bank Limited and R. Corporation. The sale yielded a cash consideration of $47.5 million and investable funds of approximately $28 million once all the costs of divestment were finalised, taxes paid and deferred consideration has been received.

At 30 June 2003, Amrad had cash reserves and funds under management of $64.8 million following settlement of the property sale. This balance includes contracted commitments and GST relating to the sale to the extent of approximately $4.8 million, leaving available funds in the vicinity of $60.0 million for future activities.

Amrad's forecast cash requirement to support its key R&D and commercial objectives is expected to remain comparable to 2002–03; however, it is inappropriate to speculate about other applications of the Company's cash resources until completion of the review of Amrad's business model which is currently in process.

Strategy and Operations for 2003–04 and Beyond

Amrad's commercial strategy is now beginning to show results. Our recent collaborative deals with international biopharmaceutical companies like Merck, Serono and Medarex are clear examples of Amrad's deal-making capability.

Enhancing the Company's identity, both locally and internationally, is a key objective of Amrad's business development activities. In the past 12 months, Amrad has presented at a number of biotech and investor forums including:

- AusBiotech 2002 – Melbourne (August 2002);
- 10th World Congress of Pain – San Diego (August 2002);
- BioExchange – Amsterdam (October 2002);
- BIOEurope – Stuttgart (November 2002);
- DIA – San Antonio (June 2003); and
- BIO2003 – Washington (June 2003).

The Company also attended:

- JP Morgan H&Q conference – San Francisco (January 2003); and
- 23rd International Stroke Conference – Phoenix (February 2003).

In the years ahead, Amrad intends to continue to leverage these types of forums to strengthen its relationships and awareness with potential commercial partners.

R&D Portfolio

The Company has streamlined its in-house R&D program by focussing on the specific therapeutic areas of allergy and inflammation and infectious diseases.

Amrad currently has five projects in preclinical and clinical development and a number of promising projects in the discovery phase, all supported by a strong patent portfolio.

In addition to the Merck deal, R&D highlights for the year include:

- Amrad has granted to Serono, a global biotechnology company, exclusive worldwide rights to develop and commercialise emfilermin (rhLIF) in all indications within the field of Reproductive Health (May 2003). The deal involves an undisclosed (commercial confidentiality) initial licence fee, followed by further scheduled payments based on the fulfilment of certain development and product sales milestones. Serono will also pay royalties to Amrad based on sales of emfilermin as a therapeutic product. In July, Serono presented positive results of a first proof of concept trial of emfilermin for improving embryo implantation in women with recurrent implantation failure. The results of the study, presented at the European Society for Human Reproduction and Embryology Congress in Madrid, confirmed that patients who had a suspected problem achieving embryo implantation may benefit most from emfilermin;
- Medarex, Inc. and Amrad announced a licensing partnership for the research and development of fully human therapeutic antibodies against interleukin-13 receptor alpha, a target in which Amrad has a proprietary interest (May 2003). Amrad is using Medarex's UltiMAb Human Antibody Development System℠ to generate antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed. Medarex expects to receive licence fees and milestone payments, as well as royalties on commercial sales of any products that may result from this agreement;
- Amrad announced that it had agreed with Edwards Lifesciences Corporation to end its four-year VEGF-B collaboration (July 2003). The VEGF-B protein and related patents were licensed to the former cardiovascular unit of Baxter Healthcare Corporation in 1999 for cardiovascular indications only. The primary objective of the project was to demonstrate that VEGF-B stimulates the formation of blood vessels. This has been achieved. Amrad and its collaborators have generated positive pre-clinical data that supports progression of VEGF-B towards clinical studies. Amrad will now continue to push the VEGF-B program forward in a number of directions, including for cardiovascular indications, and will seek partnerships when appropriate; and
- Amrad regained control of positive gene therapy preclinical data in August 2003 when Gencell S.A.S. agreed to return the rights to Amrad's gene project. The positive preclinical data in key animal models supports the Company's decision to progress the VEGF-B gene project towards clinical studies, including for cardiovascular indications, and seek partnerships when appropriate.

A pleasing element of Amrad's R&D portfolio strategy is the presence of internationally-recognised pharmaceutical and biotechnology companies as commercial partners. Our partnerships include Merck, Serono, Medarex and Cambridge Antibody Technology. Amrad also values our long history and close associations with some of Australia's leading medical research institutes.

Amrad's competitive advantage in R&D centres on:

- cost effective drug discovery and development capabilities in virology, oncology, allergy and inflammation;
- enabling technologies in medicinal and protein chemistry and antibodies; and
- access to discoveries arising from Australia's extensive biomedical research community.

The key to our past and future achievements remains our people. Amrad has a very motivated team of scientists and business professionals focused on accelerating the portfolio of projects towards commercialisation and improved shareholder value.

Outlook

Success in today's world of drug development is all about efficient, cost effective use of human and financial resources, clear business strategy and a strong intellectual property portfolio. At 30 June 2003, we had $60.0 million of available cash and investments, enough financial strength to fund our flagship research programs and our strategy for commercialisation of the research pipeline for several years.

Leading Australian scientific analysts, Foursight Associates, have prepared a comprehensive report which confirms the high quality of both Amrad's science and its scientists. Their review of Amrad's drug discovery and development projects also confirms the Company's strategic direction in seeking to maximise the value of Amrad's R&D portfolio. Looking forward, Amrad will focus on a maximum of no more than five flagship projects which have the most potential to earn significant early revenues and deliver candidate products into clinical development for serious chronic human diseases. As commercial deals are consummated around flagship projects, new projects to replace them will be undertaken drawing on the best of Amrad's intellectual property portfolio.

Amrad's current flagship projects are:

- AM36 for stroke;
- GM-CSF receptor antagonists for rheumatoid arthritis;
- Non-nucleoside therapy for hepatitis B virus infection;
- IL-13 receptor antagonists for asthma; and
- Antagonists of Suppressors of Cytokine Signalling (SOCS) for indications such as infectious and autoimmune diseases.

Bob Moses
Interim Chief Executive Officer

Amrad is a biopharmaceutical company whose business is the discovery and development of novel, commercially valuable medicines that relieve the suffering of people with inadequately treated diseases. Amrad's in-house pharmaceutical expertise is in the therapeutic areas of allergy, inflammation and serious infectious diseases, using skills in proteins, antibodies and small molecules to discover new drugs.

Amrad progresses its projects through in-house competencies and through collaborations with Australian research organisations and appropriate development and commercialisation partners. The Company has a strong track record in commercialising Australian biotechnology discoveries, and actively seeks in-licensing and collaboration opportunities in its core areas of expertise.

Drug Development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Infertility – Emfilermin (LIF)

There is a substantial body of data showing that the naturally occurring protein known as leukaemia inhibitory factor (LIF) is secreted in the uterus and plays a pivotal role in facilitating the successful implantation of embryos. If LIF is not secreted properly during the time of implantation, the embryo may not implant and the pregnancy may fail. The failure of embryos to implant is a known cause of infertility and a substantial contributor to the low success rates seen in assisted reproduction. Since LIF appears to play an important role during embryo implantation, it is thought that giving recombinant human LIF (emfilermin) to previously infertile women as part of their IVF treatment might increase their chances of becoming pregnant. Amrad has licensed to Serono, one of the world's leading biotechnology companies, the rights to develop emfilermin for use in assisted reproduction. In July 2003 Serono presented at the European Society for Human Reproduction and Embryology Congress the data from a proof of concept clinical study where recombinant human LIF was administered to about 60 patients with a history of recurrent embryo implantation failure. The data indicated that recombinant human LIF has good prospects of increasing pregnancy rates in those women whose embryos have previously failed to implant. Earlier in 2003 a larger proof of concept clinical trial focussing on recurrent implantation failure in IVF was initiated in Europe and Australia. In May 2003 Amrad granted Serono exclusive worldwide rights to develop and commercialise emfilermin in all indications within the field of reproductive health. According to data from the European Society of Human Reproduction and Embryology, one in six couples worldwide experience some form of infertility problem, with the cause in 40 per cent of cases being linked to female factors.

Severe Pain – AM336

Uncontrolled chronic pain is a frequent complication of a multitude of diseases including cancer, nerve damage and traumatic accidents. Opiates such as morphine continue to be the mainstay of severe pain management despite problems of variable efficacy, significant side effects and the development of tolerance. New and improved drugs to treat severe chronic pain are clearly needed.

AM336 is a compound that acts by a completely different mechanism to opiates and blocks pain signals in the spinal cord. It was discovered through a collaborative research program at the University of Queensland, supported by a Generic Industry Research and Development (GIRD) grant, exploring the pharmaceutical potential of cone snail venoms. A Phase I/II safety study of AM336 in cancer patients suffering from severe, uncontrolled pain was successfully completed in February 2002. The study showed AM336 to be safe and have the potential to reduce pain in patients with severe pain not effectively treated by existing analgesics.

As reported in February 2003, a rationalisation of Amrad's R&D portfolio saw Amrad focusing its resources on projects with the greatest potential to earn early revenues. This has resulted in AM336 being nominated for out-licensing and suitable licensing partners for AM336 are being actively pursued.

Stroke – AM36

Despite significant preventative interventions such as the treatment of elevated blood pressure, stroke continues to be a significant cause of death and long-term disability in most industrialised countries. Stroke may occur at any time in life, however the risk increases two-fold for every 10-year increase in age after 45 years of age. Drugs which can protect the brain and reduce the amount of brain damage following a stroke could have a major impact on the long-term quality of life for stroke victims, but there have been no major advances in this area to date. AM36 is a novel compound that was identified in a collaboration between Amrad and Monash University and which has been shown to protect the nerves in the brain in experimental models of stroke. Further studies on AM36 are nearing completion with a view to Amrad finalising its ongoing development strategy for AM36 once the results from those studies are available.

Cardiovascular Disease – AM132 and AM133

Cardiovascular disease is the leading cause of death worldwide. In Australia it claims more lives than any other disease and costs the health-care system more than any other group of diseases. Health professionals predict that the world's steadily ageing population will result in an increased incidence of cardiovascular disease and an increased demand for new and more effective medicines.

Growth factors of the Vascular Endothelial Growth Factor (VEGF) family stimulate the development of new blood vessels. These growth factors have attracted considerable attention as candidate therapeutics for a range of cardiovascular diseases, resulting from insufficient blood flow to the heart and other muscles. VEGF-B was discovered at the Queensland Institute of Medical Research and characterised in collaboration with Amrad scientists. VEGF-B is the subject of a cross-licensing agreement with the Ludwig Institute for Cancer Research, which independently made the same discovery.

The VEGF-B protein (AM133) and the VEGF-B gene itself (AM132) are currently in the preclinical development stage. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels. This has recently been achieved with both AM133 and AM132 showing positive results in key animal models of cardiovascular disease. For AM133 these studies have involved collaboration between Amrad scientists and the Department of Pharmacology, University of Melbourne.

Drug Discovery

Identification of new therapies in the areas of antivirals and biologicals forms the backbone of Amrad's drug discovery program. Some of the projects from which potential therapeutic agents are heading to preclinical trials or other commercial activities are described below.

Suppressors of Cytokine Signalling (SOCS) – Regulators of cytokine action

Cytokines are natural chemical messengers which help control normal functioning of the body. Over or under production of cytokines can lead to an abnormal balance and consequent disease. The SOCS genes, identified by scientists at the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF), of which Amrad is a technical and commercialising partner, make proteins that turn off the actions of cytokines.

SOCS genes and proteins therefore represent a novel platform on which to base the discovery of new therapeutic agents that can regulate the action of cytokines in the body. The research program is targeting novel therapies for infectious, chronic inflammatory and metabolic diseases where cytokines play a major role either as mediators of pathology or as therapeutic agents. For example SOCS 1, 2 and 3 have been demonstrated to be pivotal in the regulation of important cytokines and growth factors, such as interferon, G-CSF and growth hormones. As recombinant proteins these cytokines are used to treat a number of significant human diseases and new drugs that inhibit SOCS function may improve their activity or provide for an alternative approach. Scientists at Amrad and the CRC-CGF are currently working on a number of inhibitors of SOCS-3 activity and through the collaboration are also seeking to exploit the potential of other members of the SOCS family.

Interleukin-13 Receptor (IL-13Rα1) – An important cytokine receptor

Interleukin-13 (IL-13) and interleukin-4 are two cytokines which have been demonstrated to play a central role in the pathology of asthma and allergic disease. Amrad's program aims to identify antagonists of the IL-13 receptor alpha which should produce single agents capable of blocking the actions of both interleukin-13 and interleukin-4. Amrad is currently isolating and characterising monoclonal antibodies as one potential therapeutic approach. In May 2003 Amrad announced a licensing partnership with the US biopharmaceutical company, Medarex Inc., for the research and development of fully human therapeutic antibodies against interleukin-13 receptor alpha. Amrad is using Medarex's UltiMAb Human Antibody Development System[SM] to generate antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed. The receptor was identified through collaboration with the CRC-CGF and Amrad has patents to this receptor as a therapeutic target.

GM-CSF Receptor – An important cytokine receptor

Rheumatoid arthritis affects millions of people. It is characterised by a chronic inflammation of the joints and often leads to permanent damage. Recent studies in collaboration with the CRC-CGF and Royal Melbourne Hospital have indicated that the cytokine GM-CSF plays a central role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor, it induces the inflammation seen in rheumatoid arthritis. The receptor through which GM-CSF acts thus represents a novel therapeutic target. Amrad has entered into a product development collaboration with Cambridge Antibody Technology to discover and develop human monoclonal antibody-based therapeutics that prevent the GM-CSF receptor from interacting with GM-CSF.

Hepatitis B Virus (HBV) – A novel approach to treatment

Over 350 million people are infected with HBV and it is the tenth leading cause of death worldwide. There is an urgent need for new therapies for HBV infection which act differently from the two currently available antiviral drugs, either as alternative treatments or for use in combination with the existing drugs, to produce a more effective combination therapy. Amrad scientists have discovered two new classes of non-nucleoside compounds (designed and synthesised in collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy), and shown these compounds to have a novel mechanism of action.

Lead compounds from each class are currently progressing through extensive testing to determine their suitability as lead compounds for drug development. Further related compounds are also being progressed. In addition, a third class of compounds has recently been discovered, adding to Amrad's extensive pipeline of anti-HBV compounds.

HIV – New approaches to treatment

Drug toxicities and the development of antiviral resistance presently limit the clinical goal of lifetime-treatment of HIV-induced disease. Amrad scientists have identified novel inhibitors of the HIV integrase, an enzyme that has not previously been effectively targeted by antiviral drugs. In collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy, Amrad is using chemistry, biochemistry and sophisticated molecular modelling techniques to optimise these compounds and identify the most promising leads for further analysis in Amrad's virology laboratories.

The Amrad Board is committed to maintaining the highest ethical standards and best practice in the area of corporate governance within the framework of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Guidelines) to ensure the Company's business is conducted in the best interests of all stakeholders.

ASX Principle 1: Lay solid foundations for management and oversight

Role of the Board

The Board is responsible to shareholders for the performance of the Company and for the overall corporate governance of Amrad. This role encompasses the determination of Amrad's goals and strategic direction and ensures timely and accurate communications to shareholders. The Board has established policies in respect of Board responsibilities and delegations of authority for the appropriate management of the Company's operations.

The Board has also adopted management policies and procedures addressing statutory financial reporting, Board and management financial reporting and controls, information technology security, contract management, management and staff performance reviews and remuneration, internal controls for business risk management, ethical standards and occupational health and safety practices. The Board is responsible for appointing the Chief Executive Officer and reviewing his or her performance. The Chief Executive Officer is responsible for the overall implementation and management of the policies and strategies established by the Board.

ASX Principle 2: Structure the Board to add value

Board Composition

The Board is currently composed of six Non-executive Directors. Amrad's Constitution specifies that the number of Directors shall not be less than three or more than nine. At present the Board consists of:

Mr Olaf O'Duill,
Chairman,
Appointed 21 May 2002

Professor John Mills,
Deputy Chairman,
Appointed 1 June 1995

Ms Helen Cameron,
Non-executive Director,
Appointed 18 December 1997

Professor Silviu Itescu,
Non-executive Director,
Appointed 17 July 2003

Mr Graeme Kaufman,
Non-executive Director,
Appointed 17 July 2003

Mr Bob Moses,
Non-executive Director/
Interim Chief Executive Officer,
Appointed a Director 21 May 2002
Appointed Interim CEO 8 July 2003

Mr Ian Ferres, a former Amrad Non-executive Director, resigned on 16 October 2002 and Amrad's former Managing Director, Dr Sandra Webb resigned on 8 July 2003.

Amrad's policy governing Board composition requires the Chairman and a majority of the Board to be independent Non-executive Directors. In assessing independence, the Board has regard to the ASX Guidelines and the independence of each Director is monitored by the Board on an ongoing basis in light of disclosed interests. As at the date of this Annual Report the Board has determined that all Amrad Directors are independent, other than Mr Graeme Kaufman, a Director of Amrad's largest shareholder, Fibre Optics (Australia) Pty Ltd.

The Board strives to ensure its composition includes an appropriate mix of expertise and experience relevant to Amrad's business activities conducive to making expedient decisions in the best interests of the Company. The relevant skills, experience and expertise of each Board member is set out on pages 10 and 11 of this Annual Report.

At every Annual General Meeting (AGM) the longest serving third of the Board of Directors retires (excluding any Managing Director) and may seek re-election to the Board. New Directors appointed by the Board must stand for election at the Company's next AGM.

The Board recognises the importance of each Director bringing independent judgement to bear in the Board decision making process. Accordingly, all Directors have access to independent professional advice at the Company's expense with the approval of the Chairman. Directors are also indemnified under the Company's Constitution, and in accordance with deeds of indemnity and insurance on terms approved by the Company's shareholders.

Board Committees

Two Board committees facilitate the execution of the Board's responsibilities:

Corporate Governance and Nominations Committee

The role of the Corporate Governance and Nominations Committee is to address corporate governance matters and to source potential Directors. The members of this Committee during the period 1 July 2002 to 30 June 2003 were:

- Mr Bob Moses (Chair)
- Ms Helen Cameron

Both Directors attended the six Committee meetings held during the above period. Professor Silviu Itescu was appointed to the Committee on 17 July 2003.

Board Audit Compliance and Risk Management Committee

The Board Audit Compliance and Risk Management Committee (BACRMC) is responsible for all matters relating to the assets and financial affairs of the Company and its subsidiary companies, including internal and external audit issues. The specific responsibilities of the BACRMC include compliance with financial statutory reporting requirements, monitoring internal control systems, review and assessment of external audit matters, overseeing the independence of the Company's external auditors, review of Company risk management processes and other matters referred by the Board.

The members of the BACRMC during the period 1 July 2002 to 30 June 2003 were:

- Ms Helen Cameron (Chair)
- Professor John Mills
- Mr Ian Ferres, resigned 16 October 2002
- Mr Bob Moses, appointed 20 June 2003
- Mr Olaf O'Duill, ex officio

On 17 July 2003 Mr Graeme Kaufman was appointed to the BACRMC and Mr Bob Moses resigned.

Four BACRMC meetings were held during the above period and details of Directors' attendances are set out on page 13 of this Annual Report.

The BACRMC charter is posted on the Corporate Governance section of the Company's website.

Other Committees

Additional sub-committees are established by the Board on an as needs basis from time to time to monitor specific Company transactions and projects.

ASX Principle 3: Promote ethical and responsible decision-making

Ethical Standards and Compliance

Amrad prescribes ethical standards for employees for professional conduct, dealings with the business community, the public and with other employees. The Company has adopted policies and guidelines in the context of both the applicable legislation and accepted community standards. The Board has determined not to implement a separate code of conduct in respect of these matters, but rather to articulate the Company's requirements for standards of conduct in individual policies dealing with relevant issues including confidentiality, conflicts of interest, fraud risks, employee discrimination and harassment, and trading in Company securities.

Trading of Company Securities by Directors and Employees

The Board considers that if Directors, employees and their associates acquire shares in Amrad, these shares should be held for longer term investment and not for speculative or trading purposes.

Company policy prohibits the trading of Company securities by Directors and employees whilst in possession of price sensitive information.

Amrad has developed guidelines for Directors and employees which provide a basic explanation of what constitutes insider trading and Amrad's policy to prevent it, including:

- a description of what conduct may constitute insider trading;
- a description of the times when it may be appropriate, as a general rule, to refrain from buying or selling Amrad securities; and
- the process for buying or selling Amrad securities.

The Company has reviewed and updated this policy to ensure consistency with the Guidelines.

A summary of the policy is posted on the Corporate Governance section of Amrad's website.

ASX Principle 4: Safeguard integrity in financial reporting

In addition to the established function of the Board Audit Compliance and Risk Management Committee described above, the Board has implemented management financial reporting requirements. The Board requires the provision of written assurances in respect of the accuracy and compliance of Company finance reports by the Chief Executive Officer and the Director, Finance and Administration as part of the management sign-off process for the half year and full year Company financial statements.

ASX Principle 5: Make timely and balanced disclosure

As a public listed company, Amrad is required to comply with ASX Listing Rules continuous disclosure obligations, as complemented by the Corporations Act disclosure requirements.

Amrad has a written policy relating to continuous disclosure which has been reviewed to ensure the policy reflects the ASX Guidelines. The policy comprises three sections:

- section 1 summarises Amrad's principal disclosure obligations and the consequences of failure to disclose information;
- section 2 provides practical assistance in assessing when matters may require disclosure by using qualitative and quantitative tests of materiality; and
- section 3 describes the process to be followed in identifying potentially discloseable information, reporting it internally and, if required, disclosing it to the ASX.

A summary of the Company policy and continuous disclosure procedures is posted on the Corporate Governance section of the Company's website.

ASX Principle 6: Respect the rights of shareholders

Role of Shareholders

The Board of Directors aims to ensure that all shareholders are informed of all major developments affecting the Company and seeks to maintain a strong and participatory framework for shareholder relations.

The principal method of communicating to shareholders is through the Company's Annual Report, issued to all shareholders and posted on the Company's website. Company announcements are posted on the Company website and shareholders can register through the website to receive notification of all announcements. In addition, through the Company's AGM, shareholders receive reports by the Board on Amrad's activities for consideration and can participate by attending the meeting.

The Company's website has also been reviewed and updated, having regard to the ASX Guidelines to promote communications with shareholders.

Company Auditor

KPMG has been Amrad's external auditor since the Company was incorporated in 1986. KPMG's policy is to rotate audit partners every seven years. KPMG meets at least three times each year with the Board Audit Compliance and Risk Management Committee and is given the opportunity to meet with Amrad Directors without management in attendance. A representative from KPMG attends Amrad's AGM.

Information on procedures for the selection and appointment of the Company's external auditor and rotation of the audit engagement partner are posted on the Corporate Governance section of the Company's website.

ASX Principle 7: Recognise and manage risk

Risk Management

The risks associated with Amrad's business are wide ranging and include the following:

- long lead times and high costs involved in R&D, with no guarantee of success;
- complex government and health regulations which are subject to change;
- uncertainty in obtaining approval to market a pharmaceutical product;
- the high level of funding required over a long period of time; and
- securing rights to technology and patents as an integral part of obtaining potential product value.

Shareholder value analysis is considered by the Board to be integral to the management of Amrad's business and its related risks, with the objective of maximising shareholder returns over time.

The consideration and approval by the Board each year of the Company strategy, business plans and financial budgets involve identification of significant risks and the implementation of appropriate strategies to deal with them. The Board also requires rigorous management reporting against projected results.

The Board receives monthly detailed reports and briefings by management on the Company's financial performance, R&D programs and business development activities. Occupational health, safety and rehabilitation reports and environmental compliance reports are also submitted by management and monitored by the Board on a regular basis.

In December 2002 the Board adopted a strategic risk management policy, delegating responsibility for the maintenance and review of policies and procedures on risk oversight and management to the Chief Executive Officer.

The Board requires written assurances from the Chief Executive Officer and the Director, Finance and Administration to the effect that:

- statements in accordance with the ASX Guidelines, given in respect of the integrity of financial statements, are founded on sound systems of risk management and internal compliance and control which implement the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Details of the Company's risk management policy and internal systems are posted on the Corporate Governance section of the Company's website.

ASX Principle 8: Encourage enhanced performance

In view of the significant changes to its composition during the 1 July 2002 to 30 June 2003 period, a performance evaluation for the Amrad Board and its members did not take place. However, the Board has committed to future annual reviews of its performance, both individually and collectively, as well as annual reviews of key Company management against both measurable and qualitative indicators. A description of the process for performance evaluations is posted on the Corporate Governance section of the Company's website.

The Company's Human Resources Management Plan, implemented during the 1 July 2002 to 30 June 2003 period, encompasses a structured training and development program for all employees including management, which is directly aligned to achieving the Company's business objectives.

ASX Principle 9: Remunerate fairly and responsibly

Having regard to the size of the Board and the nature and extent of the Company's requirements in relation to remuneration issues, the Board has determined that an additional Board remuneration committee is not currently warranted. All matters pertaining to the remuneration of the Board, management and employees are considered by the full Board of Directors.

Remuneration for Company employees, including management, is determined by reference to market rates and includes performance-based incentives.

All employees are eligible to participate in the Company Employee Share Ownership Plan and/or the Key Employee Share Option Plan. Copies of the plans are posted on the Corporate Governance section of the Company's website.

Options granted to employees are subject to specified performance criteria in accordance with the Key Employee Share Option Plan. Subject to the Plan rules, options granted expire upon cessation of employment or the expiry date, whichever is the earlier.

Corporate performance targets were established for Amrad's former Managing Director, Dr Webb, as part of her remuneration arrangements. Dr Webb resigned on 8 July 2003 and received performance and termination payments after year end from the Company of $794,925 in accordance with the terms and conditions of her employment contract. Further, 1,500,000 options granted to Dr Webb were duly cancelled.

$20,200 of the loan of $101,000 made by the Company to Dr Webb on 30 November 2001 was forgiven during the financial year and the balance of $60,600 forgiven in full following Dr Webb's resignation on 8 July 2003.

A loan by the Company to Dr Webb for additional relocation expenses of $33,091 was repaid in full with interest during the financial year. Particulars of the remuneration of the former Managing Director, Dr Webb, and each of the five highest paid Company management executives for the period 1 July 2002 to 30 June 2003, including all monetary and non-monetary components, are set out on page 17 of this Annual Report.

Remuneration of Non-executive Directors

Remuneration of Non-executive Directors is determined in aggregate by shareholders in general meeting. The Board of Directors determines individual fees within the aggregate level, having regard to the number of Directors and their respective roles and responsibilities. The Company will seek shareholder approval at the 2003 AGM to increase the annual aggregate level of Non-executive Directors' fees from $390,000 to $500,000.

Non-executive Directors participate in the Company's Non-Executive Director Share Plan, established in November 2000.

With effect from 1 July 2003, Amrad Directors' remuneration will be limited to Directors' fees and a contribution to superannuation; however, Amrad will honour accrued retirement benefits attributable to Directors prior to this date.

Particulars of the remuneration of each Amrad Non-executive Director for the period 1 July 2002 to 30 June 2003, including all monetary and non-monetary components, are set out on page 17 of this Annual Report.

ASX Principle 10: Recognise the legal rights of stakeholders

The Board is committed to delivering maximum share value to the Company's shareholders while maintaining high standards of employment, full compliance with relevant legislation, actively contributing to the betterment of the community, and meeting the Company's responsibilities to all stakeholders. The Board and management recognise the importance of acting promptly to correct any deficiencies that may be identified before such deficiencies adversely impact upon the performance of the Company.

Amrad Directors

Chairman
Mr Olaf B O'Duill
B.Comm Hons (University College, Dublin)
Age 56

Olaf O'Duill was appointed Chairman of the Amrad Board in May 2002. He is a Director of McPherson's Limited, Envestra Limited, Tower Limited and Sunraysia Television Limited. Mr O'Duill has a strong background in corporate advisory and business recovery, corporate and international banking and treasury, with extensive experience in financial markets in Australia and overseas. He was Director seeking international investment from US multinationals for the Industrial Development Authority of Ireland, based in USA from 1978 to 1983. Other past appointments include Chairman of the National Electricity Market Management Company Limited, Southern Healthcare Network and Yallourn Energy Limited, and Director of Sigma Company Limited and Bonlac Foods Limited. He is a Fellow of the Australian Institute of Company Directors and the Australian Institute of Banking and Finance.

Deputy Chairman
Professor John Mills
BS Hons (Chicago) MD (Harvard)
FACP FRACP FIDSA MASM
Age 63

John Mills has been an Amrad Director since 1995. He was the Managing Director of The Macfarlane Burnet Institute for Medical Research and Public Health Limited from 1992 to 2002 and is currently Managing Director of Advanced Diagnostic Concepts Ltd. He is a Non-executive Director of GBS Venture Partners Limited and Narhex Life Sciences Ltd. John Mills holds professorial appointments in the Faculties of Medicine at both the University of Melbourne and Monash University, and adjunct professional appointments at the Royal Melbourne Institute of Technology and the University of California, San Francisco. From 1993-1999 he was founding President of the Association of Australian Medical Research Institutes. For the past 40 years, John Mills has been a clinician also involved in research into AIDS and other viral diseases at a number of levels ranging from basic research through to clinical trials of new drugs.

Interim CEO and
Non-executive Director
Mr Robert W Moses
BA (Oberlin), MBA (University of Chicago)
Age 64

Bob Moses was appointed to the Amrad Board in May 2002 and has also been appointed as Amrad's interim Chief Executive Officer, following the resignation of Dr Sandra Webb in July 2003. Retired Vice President of CSL Limited, Mr Moses draws on more than 35 years in the global pharmaceutical industry. For the most recent eight years preceding retirement, his specific responsibilities were focused on growth and development of CSL's international businesses and global commercial relationships. His accomplishments include negotiating commercial agreements and alliances with numerous major multinational pharmaceutical, veterinary companies, biotechnology companies and research institutions, as well as key roles in acquisition and development of certain of the Company's international businesses. Prior to joining CSL, Mr Moses was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). He also spent 17 years in various management roles at the multinational pharmaceutical company, Eli Lilly. Mr Moses is Chairman of the Biotechnology Centre of Excellence for Stem Cell and Tissue Repair, Chairman of Meditech Research Limited, Chairman of the CRC for Inflammatory Diseases and Chairman of Antisense Therapeutics Limited. Mr Moses is Senior Consultant to The Murdoch Children's Research Institute and a Fellow of the Australian Institute of Company Directors and the Australian Institute of Management.

Non-executive Director
Ms Helen A Cameron
BSc, MBA, FTCL
Age 49

Helen Cameron became a Director of Amrad in December 1997. In the last two years she has held directorships with the following organisations: Deputy Chair of Foodbank NSW, Director of Foodbank Australia, Grains Research & Development Corporation, the CRC for Sustainable Rice Production, TDG Logistics, the Sydney Catchment Authority and Rural Industries Research & Development Corporation. She is a member of the NSW Food Forum, and is on the editorial board of JASSA (the Journal of the Securities Institute of Australia). Ms Cameron operates her own company, Calisar Pty Limited which consults to the food and agribusiness industries. She held senior management positions with National Foods Limited and Burns Philp & Co. Ltd and was Head of Research at BNP Equities (Australia) Limited. She holds a Master of Business Administration from Macquarie University (NSW), a Bachelor of Science from the University of Canterbury (Biology), and is a Fellow of the Trinity College of Music (London).

Non-executive Director
Professor Silviu Itescu
MBBS (Hons), FRACP, FACP, FACR
Age 46

Silviu Itescu became a Director of Amrad on 17 July 2003. He is currently Professor of Medicine at the University of Melbourne and Director of Transplantation Immunology at Columbia University's New York – Presbyterian Hospital in New York. Professor Itescu obtained his medical degree at Monash University and received his specialty training in Internal Medicine and Immunology/Rheumatology at New York University. He has gained broad experience in the fields of stem cell biology, autoimmune diseases, organ transplantation and heart failure from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to use adult stem cells for the treatment of heart disease and is leading collaborative trials in this area. Professor Itescu is a member of numerous national and international scientific bodies and professional societies, has consulted globally for many international pharmaceutical companies, and has been an advisor to biotechnology and health care investment groups.

Non-executive Director
Mr Graeme R Kaufman
Bachelor of Science (University of Melbourne), MBA (University of Melbourne)
Age 54

Graeme Kaufman became a Director of Amrad on 17 July 2003. He has extensive experience in the pharmaceutical industry and held various positions within CSL Limited over a period of 33 years, including Manufacturing Manager, Finance Director and General Manager, Biosciences Division. Mr Kaufman had a central role in the privatisation and listing of CSL, and was responsible for the negotiation of the key Government blood contracts which underpin the CSL plasma fractionation business. He has been an Executive Director of Circadian Technologies Limited since January 2002. Mr Kaufman holds a Bachelor of Science degree and a Masters of Business Administration, both from the University of Melbourne.

Concise Financial Report For the year ended 30 June 2003

The financial statements and other specific disclosures have been derived from the full financial report of Amrad Corporation Limited and its Controlled Entities ("consolidated entity") for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2003 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2003 Annual Report can be requested by telephone (Australia: (613) 9208 4000) and by internet at: www.amrad.com.au

The Directors present their report together with the financial report of Amrad Corporation Limited ("the Company") and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2003 and the auditor's report thereon.

Directors

The Directors of the Company at any time during or since the end of the financial year are:

Name and Qualification	Age	Experience and Special Responsibilities
Mr O B O'Duill B.Comm Hons Chairman Non-executive Director	56	Chairman and Non-executive Director since 21 May 2002
Prof J Mills B S Hons, MD, FACP, FRACP, FIDSA, MASM Deputy Chairman Non-executive Director	63	Non-executive Director since 1 June 1995. Chairman from 1 October 2001 to 21 May 2002. Deputy Chairman since 21 May 2002. Member of Board Audit Compliance and Risk Management Committee (BACRMC).
Mr R W Moses BA, MBA Non-executive Director	64	Non-executive Director since 21 May 2002. Appointed Interim CEO on 8 July 2003. Chair of Corporate Governance and Nominations Committee and member of BACRMC from 20 June 2003 to 17 July 2003.
Ms H A Cameron MBA, BSc, FTCL Non-executive Director	49	Non-executive Director since 18 December 1997. Chair of BACRMC and member of Corporate Governance and Nominations Committee.
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-executive Director	46	Non-executive Director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.
Mr G R Kaufman BSc, MBA Non-executive Director	54	Non-executive Director appointed on 17 July 2003. Appointed a member of BACRMC on 17 July 2003.
Dr S N Webb BPharm, PhD, Dip Law, MRPharmS Managing Director	57	Appointed Managing Director on 8 August 2001 and resigned on 8 July 2003.
Mr I N Ferres resigned on 16 October 2002		

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

	Board Meetings		Board Audit Compliance and Risk Management Committee Meetings		Corporate Governance and Nominations Committee Meetings	
	Attended	Held (i)	Attended	Held (i)	Attended	Held (i)
Mr O B O'Duill	15	15	(ii)	4	-	-
Prof J Mills	14	15	3	3	-	-
Dr S N Webb	15	15	-	-	-	-
Ms H A Cameron	14	15	4	4	6	6
Mr R W Moses (iii)	14	15	-	-	6	6
Mr I N Ferres (resigned on 16 October 2002)	4	4	1	1	-	-

(i) Represents the number of meetings held during the time that the Director held office.

(ii) Mr O B O'Duill attended three meetings in an ex-officio capacity.

(iii) Mr R W Moses was appointed a member of the BACRMC on 20 June 2003 but resigned on 17 July 2003 following the appointment to the BACRMC of Mr G R Kaufman.

Ms H A Cameron replaced Mr I N Ferres on 16 October 2002 as Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

Mr R W Moses replaced Ms H A Cameron as Chair of the Corporate Governance and Nominations Committee on 16 October 2002. The Committee's role is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new Directors. Prof S Itescu was appointed a member of this Committee on 17 July 2003.

Principal Activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Review and Result of Operations

Highlights of the financial year were the entering into of exclusive licence agreements with major global pharmaceutical companies Serono and Merck Sharp and Dohme (Australia) Pty Ltd ("MSDA") plus the divestment of the consolidated entity's investment in land and buildings which was concluded on 27 June 2003.

As announced on 9 May 2003, Amrad granted to Serono exclusive worldwide rights to develop and commercialise emfilermin in all indications within the field of reproductive health. Under the contractual arrangements, Amrad received an initial licence fee and will receive further scheduled payments based on the fulfilment of certain development and product sales milestones.

On 23 June 2003, Amrad announced the signing of an exclusive licensing and multi-year research collaboration with the Australian subsidiary of Merck & Co, one of the world's leading research-based pharmaceutical companies. The collaboration is seeking to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory diseases and also oncology. Amrad received an upfront payment of US$5 million and has the potential to earn up to US$112 million in milestone payments based on the successful development of a human health care product for all indications.

Following the conclusion of all milestone progress payments, under both of the above agreements Amrad will also receive royalties for commercialised products.

The initial licence fee payments have assisted the consolidated entity in recording a pre-tax consolidated profit on operations for the year ended 30 June 2003 of $1,694,000.

This pre-tax operating profit has been further boosted by the recording of a profit on divestment of the consolidated entity's Richmond property of $6,206,060, thereby generating a pre-tax consolidated profit attributable to members of $7,900,060 and an after tax profit of $7,388,000.

The signing of the agreement with MSDA represents a positive outcome of the rationalisation of Amrad's R&D portfolio which was undertaken during the financial year. The rationalisation involved an identification and prioritisation of key projects using an array of parameters under the following headings:

- commercial attractiveness and opportunities;
- technical feasibility and progress;
- maximising value and minimising time to market; and
- market size and unmet medical need.

Drug Development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Emfilermin

Amrad has licensed to Serono, one of the world's leading biotechnology companies, the rights to develop emfilermin for use in assisted reproduction. In July 2003 Serono presented at the European Society for Human Reproduction and Embryology Congress the data from a proof of concept clinical study where recombinant human LIF was administered to about 60 patients with a history of recurrent embryo implantation failure. The data indicated that recombinant human LIF has good prospects of increasing pregnancy rates in those women whose embryos have previously failed to implant.

Severe Pain – AM336

As reported in February 2003, a rationalisation of Amrad's R&D portfolio saw Amrad focusing its resources on projects with the greatest potential to earn early revenues. This has resulted in AM336 being nominated for out-licensing and suitable licensing partners for AM336 are being actively pursued.

Stroke – AM36

AM36 is a novel compound that was identified in a collaboration between Amrad and Monash University and has been shown to protect the nerves in the brain in experimental models of stroke. Further studies on AM36 are nearing completion, with a view to Amrad finalising its ongoing development strategy for AM36 once the results from those studies are available.

Cardiovascular Disease – AM132 and AM133

The VEGF-B protein (AM133) and the VEGF-B gene itself (AM132) are currently in preclinical development stage. The primary objective of these research programs has been to show that VEGF-B can stimulate the formation of new blood vessels. This has recently been achieved with both AM133 and AM132 showing positive results in key animal models of cardiovascular disease. For AM133 these studies have involved collaboration between Amrad scientists and the Department of Pharmacology, University of Melbourne.

Drug Discovery

Identification of new therapies in the areas of antivirals and biologicals forms the backbone of Amrad's drug discovery program. Some of the projects from which potential therapeutic agents are heading to preclinical trials or other commercial activities are described below.

Suppressors of Cytokine Signalling (SOCS)

Cytokines are natural chemical messengers which help control normal functioning of the body. Over or under production of cytokines can lead to an abnormal balance and consequent disease. The SOCS genes, identified by scientists at the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF), of which Amrad is a technical and commercialising partner, make proteins that turn off the actions of cytokines.

SOCS genes and proteins therefore represent a novel platform on which to base the discovery of new therapeutic agents that can regulate the action of cytokines in the body. The research program is targeting novel therapies for infectious, chronic inflammatory and metabolic diseases where cytokines play a major role either as mediators of pathology or as therapeutic agents.

Interleukin-13 Receptor (IL-13Rα1)

Interleukin-13 (IL-13) and interleukin-4 are two cytokines which have been demonstrated to play a central role in the pathology of asthma and allergic disease. Amrad's program aims to identify antagonists of the IL-13 receptor alpha which should produce single agents capable of blocking the actions of both interleukin-13 and interleukin-4. Amrad is currently isolating and characterising monoclonal antibodies as one potential therapeutic approach. In May 2003 Amrad announced a licensing partnership with the US biopharmaceutical company, Medarex, Inc., for the research and development of fully human therapeutic antibodies against interleukin-13 receptor alpha. Amrad is using Medarex's UltiMAb Human Antibody Development System℠ to generate antibodies to this target and a number of candidates with the appropriate characteristics have been identified and are currently being assessed. The receptor was identified through collaboration with the CRC-CGF and Amrad has patents to this receptor as a therapeutic target.

GM-CSF Receptor

Rheumatoid arthritis affects millions of people. It is characterised by a chronic inflammation of the joints and often leads to permanent damage. Recent studies in collaboration with the CRC-CGF and Royal Melbourne Hospital have indicated that the cytokine GM-CSF plays a central role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor, it induces the inflammation seen in rheumatoid arthritis. The receptor through which GM-CSF acts thus represents a novel therapeutic target. Amrad has entered into a product development collaboration with Cambridge Antibody Technology (CAT) to discover and develop human monoclonal antibody-based therapeutics that prevent the GM-CSF receptor from interacting with GM-CSF.

Hepatitis B Virus (HBV)

Over 350 million people are infected with HBV and it is the tenth leading cause of death worldwide. There is an urgent need for new therapies for HBV infection which act differently from the two currently available antiviral drugs, either as alternative treatments or for use in combination with the existing drugs to produce a more effective combination therapy. Amrad scientists have discovered two new classes of non-nucleoside compounds (designed and synthesised in collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy), and shown these compounds to have a novel mechanism of action.

Lead compounds from each class are currently progressing through extensive testing to determine their suitability as lead compounds for drug development. Further related compounds are also being progressed. In addition, a third class of compounds has recently been discovered, adding to Amrad's extensive pipeline of anti-HBV compounds.

HIV

Drug toxicities and the development of antiviral resistance presently limit the clinical goal of lifetime-treatment of HIV-induced disease. Amrad scientists have identified novel inhibitors of the HIV integrase, an enzyme that has not previously been effectively targeted by antiviral drugs. In collaboration with the Medicinal Chemistry Department of the Victorian College of Pharmacy, Amrad is using chemistry, biochemistry and sophisticated molecular modelling techniques to optimise these compounds and identify the most promising leads for further analysis in Amrad's virology laboratories.

Dividends

The Directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

State of Affairs

On 27 June 2003, the divestment of the consolidated entity's investment in land and buildings was settled for proceeds of $47,500,000 of which $41,500,000 was received prior to the end of the financial year with the balance due and receivable $3,000,000 on 27 June 2004 and $3,000,000 on 27 June 2005. A profit on disposal of $6,206,060 has been brought to account after all associated costs. The settlement required the repayment in full of the outstanding balance of the consolidated entity's borrowings and the release of the associated security which duly occurred on 27 June 2003. Net proceeds received at settlement of $25,404,580 (including GST of $1,670,000) are reflected in the Statement of Financial Position as cash. The Company has entered into a ten year leaseback of its existing premises with the purchaser of the site at a commercial rental.

There were no changes to issued share capital during the financial year. There were 50,000 options issued during the year to acquire ordinary shares with an exercise price of $0.46 and an expiry date of 23 January 2008. 630,000 options with various exercise prices and expiry dates were cancelled during the financial year and a further 1,510,000 after reporting date and up to the date of this report.

Environmental Regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The Directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and are not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Events Subsequent to Reporting Date

On 8 July 2003, Managing Director Dr Sandra Webb resigned. In accordance with the terms and conditions of her employment contract, termination and performance payments totalling $794,925 have been made subsequent to year end and will be brought to account in the financial year ended 30 June 2004 in accordance with Australian Accounting Standard AASB 1028 'Employee Benefits.' 1,500,000 options issued to Dr Webb were duly cancelled in accordance with the terms and conditions of their issue.

On 17 July 2003, Prof Silviu Itescu and Mr Graeme Kaufman were appointed to the Board of Directors.

Other than as referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' and Senior Executives' Emoluments

The Board assumes responsibility for remuneration policies and packages applicable to Directors and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive bonuses and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the Directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive Directors do not receive performance related remuneration.

Details of the nature and amount of each major element of the emoluments of each Director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument for the period that the Director or officer held that position during the year are:

	Base Emolument	Non-cash Benefits	Superannuation Contributions	Bonuses/ Incentives	Shares and Options	Retirement Benefits	Total Remuneration
	$	$	$	$	$	$	$
Director							
Non-executive							
Mr O B O'Duill	90,000	-	8,100	-	10,000	-	108,100
Prof J Mills	54,545	-	4,909	-	9,000	-	68,454
Ms H A Cameron	51,000	-	4,590	-	4,000	-	59,590
Mr R W Moses	28,090	-	15,948	-	7,000	-	51,038
Mr I N Ferres (resigned on 16/10/02)	14,572	-	1,312	-	-	118,972	134,855
Executive							
Dr S N Webb	351,645	21,210	11,955	52,200	342,869 (2)	-	779,879
Executive Officers							
Company (1)							
Mr A Moore	-	-	-	-	40,962	213,752	254,714
Ms R M Fry	156,739	-	14,696	6,100	40,962	-	218,497
Mr A M Boyd	87,654	-	14,429	-	-	-	102,083
Consolidated							
Mr A Moore	-	-	-	-	40,962	213,752	254,714
Dr J A V Coates	186,118	-	12,638	7,078	29,368	-	235,202
Ms R M Fry	156,739	-	14,696	6,100	40,962	-	218,497
Dr P Keep	140,987	-	35,700	6,300	28,169	-	211,156
Dr A Nash	157,902	-	13,412	6,100	28,969	-	206,383

(1) The Company only employed these three persons during the financial year in an Executive Officer capacity.

(2) This value includes $163,936 in respect of 1,500,000 options cancelled effective 8 July 2003 following the resignation of Dr S N Webb.

The value of shares and options granted to Non-executive Directors represents amounts set aside by way of salary sacrifice under the Non-executive Directors Share Plan to acquire ordinary shares in the Company. Under the terms of the Plan, shares are purchased on market using the funds progressively salary sacrificed and are issued to the Non-executive Director within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares acquired by Non-executive Directors represents the purchase price of the shares acquired.

The value of options granted to Executive Directors and Officers has been calculated based on the value at the date of grant using a valuation model that takes into account the performance hurdles and vesting period related to those options. Other factors taken into account in the calculation are the exercise price, life of the option, current share price, volatility of the share price, dividend yield and risk free interest rate.

The exercise prices of options held by Executive Officers range from $1.15 to $1.20. The Company's share price traded within a range of 35 cents to 73 cents during the financial year.

Options

There were no options over unissued ordinary shares granted during or since the end of the financial year to Directors or Officers of the Company as part of their remuneration.

50,000 Options having an exercise price of $0.46 were granted on 23 January 2003 pursuant to the Key Employee Share Option Plan to an employee who is not an Officer of the Company or consolidated entity. The expiry date for these options is 23 January 2008. At the date of this report unissued ordinary shares of the Company under option were:

Number of Options	Exercise Price	Expiry Date
216,000	$1.46	21 October 2003
150,000	$1.00	31 October 2003
50,000	$1.53	6 November 2003
50,000	$1.00	31 October 2004
169,000	$0.98	19 November 2004
1,065,000	$1.15	4 December 2005
340,000	$1.17	6 August 2006
250,000	$1.00	14 November 2006
500,000	$1.75	30 November 2006
500,000	$2.75	30 November 2006
850,000	$1.20	13 December 2006
50,000	$0.46	23 January 2008
4,190,000		

Options on issue at reporting date and cancelled subsequent to reporting date are:

Number of Options	Exercise Price	Expiry Date
10,000	$1.17	6 August 2006
500,000	$3.75	30 November 2006
500,000	$4.75	30 November 2006
500,000	$5.75	30 November 2006
1,510,000		

Options granted to the Executive Director and Officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. During the financial year, 630,000 options were either cancelled or expired due to cessation of employment.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

Directors' Interests

The relevant interest of each Director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with s205G(1) of the Corporations Act 2001, as at the date of this report is shown as follows:

	The Company	
	Ordinary Shares	Options Over Ordinary Shares
	Number	Number
Mr O B O'Duill	99,337	-
Prof J Mills	87,807	-
Ms H A Cameron	49,347	-
Mr R W Moses	31,915	-
Prof S Itescu	-	-
Mr G R Kaufman	2,000	-

Indemnification and Insurance of Officers

Indemnification

The Company has agreed to indemnify the following current Directors of the Company, Mr O B O'Duill, Prof J Mills, Ms H A Cameron, Mr R W Moses, Prof S Itescu and Mr G R Kaufman against liability arising as a result of a Director acting as a Director or other Officer of the Company.

The indemnity includes a right to require the Company to maintain Directors and Officers insurance that extends to former Directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a Director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the previous financial year, the Company has paid insurance premiums of $255,300 in respect of Directors' and Officers' Liability insurance, for current and former Directors and Officers including Executive Officers of the Company and Directors and Officers of the Company's controlled entities.

The Directors' and Officers' Liability insurance policy covers the Directors and Officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including Company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as Directors or Officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated. .

Dated at Melbourne this 25th day of August, 2003.

Signed in accordance with a resolution of the Directors.

Mr O B O'Duill
Chairman

Discussion and Analysis of Concise Financial Report *For the year ended 30 June 2003*

For the financial year ended 30 June 2003, Amrad generated a consolidated profit attributable to members of $7.4 million compared to a loss of $14.4 million for the year ended 30 June 2002. The result for the current year reflects an after tax profit from operations of $1.2 million plus a non-operational profit on the disposal of the consolidated entity's land and buildings of $6.2 million.

Total revenue for the year from operating activities was $25.4 million, which is a 96 per cent increase over last year's revenue of $13.0 million and reflects revenues attributed to the licence agreement with Serono and collaborative arrangement with Merck Sharp & Dohme (Australia) Pty Ltd entered into during the 2003 financial year. $2.5 million was also received during the 2003 financial year as part of the Pharmaceutical Industry Investment Program (PIIP) and relating to prior year activity.

Total expenditure on research and development was reduced from $16.6 million in 2002 to $15.7 million in 2003, following the rationalisation of the R&D Portfolio conducted during the year and prioritisation of the R&D spend in accordance with clearly defined parameters. The Company has focused its effort to advance the scientific research faster and more effectively on a smaller number of key projects rather than at a slower rate on a larger number of projects.

In the light of the forthcoming requirement for such services arising from the Company's existing pipeline, during the financial year the Company disbanded the internal Regulatory Affairs Department and will in-source such skills as and when they are required. Further cost saving measures were also introduced the full year effect of which will be realised in the 2004 financial year.

At 30 June 2003 Amrad's total cash and financial assets stood at $64.8 million compared with $34.6 million the previous year. These funds were boosted during the year by the receipt of licence fee revenues, PIIP revenues and net investable funds of approximately $25.4 million from the sale of the consolidated entity's land and buildings. The year end cash balance includes contracted commitments and GST payable in respect of the property sale to the extent of approximately $4.8 million, recorded within the figure of $7.1 million for current liability payables, leaving available funds in the vicinity of $60.0 million for future activities. The proceeds of the property settlement have been reflected as a cash asset at reporting date prior to placement with the Board of Directors approved fund manager in early July 2003.

There is a further $6.0 million receivable from the sale of the property which becomes due and payable $3.0 million on 27 June 2004 and $3.0 million on 27 June 2005. The latter amount, recorded as a non-current receivable, has been brought to account at a discounted present value of $2.5 million given it is due and receivable beyond 12 months of reporting date.

Part of the property settlement requirements was the repayment in full of the loan principal and interest balances relating to the original financing of the consolidated entity's investment property. Amrad continues to occupy part of its former Richmond site in inner Melbourne as a tenant under a commercial leaseback arrangement. The residual balance of property, plant and equipment recorded in the Statement of Financial Position, at a written down value of $1.9 million, represents assets excluded from the sale and central to the consolidated entity's ongoing activities.

The investment property sold as part of the overall property transaction had been financed by a bank loan secured against the property and repayable in equal instalments over the period to August 2009. During the financial year repayments of $2.1 million were made against the loan prior to repayment of the full balance of principal of $16.3 million on 27 June 2003.

Given there has been no movement in issued capital during the financial year, the full impact of the $7.4 million after tax profit for the year has been reflected in the increase in consolidated entity net assets from $62.0 million as at 30 June 2002 to $69.4 million as at reporting date. No dividends have been paid or proposed in respect of the financial year ended 30 June 2003.

The consolidated entity recorded a positive cash flow from operations of $4.6 million for the year, an $18.4 million turnaround from the previous year. Interest received reflects the higher value of cash balances compared to the prior year and borrowing costs reflect a full year's interest charge on the investment property borrowings prior to repayment on 27 June 2003. Investing activity funds flows have been boosted by $3.0 million of deferred consideration received in respect of a prior year divestment of non-core operations.

Statement of Financial Performance For the year ended 30 June 2003

	Note	Consolidated 2003 $'000	2002 $'000
Licence fee and royalty income		15,407	3,718
Other revenues from ordinary activities:			
- from interest and investment income		2,654	2,255
- from rendering of services		302	1,686
- from Government grants		2,464	-
- from sale of goods		713	1,480
- from operating lease rental income		3,884	3,830
- from sale of plant and equipment		16	8
Other revenue from sale of investment in land and buildings		47,000	-
Total revenue from ordinary activities		72,440	12,977
Raw materials and consumables used		(693)	(1,350)
Employee expenses		(6,411)	(6,517)
Carrying value of land and buildings sold plus associated costs		(40,794)	-
Carrying value of plant and equipment sold		(18)	(32)
Depreciation and amortisation expenses		(1,865)	(1,870)
Borrowing costs		(1,274)	(1,432)
Contract research and development costs		(6,609)	(8,716)
Other expenses from ordinary activities		(6,876)	(7,333)
Profit/(loss) from ordinary activities before related income tax expense		7,900	(14,273)
Income tax expense relating to ordinary activities		(512)	(129)
Net profit/(loss)		7,388	(14,402)
Net profit attributable to outside equity interests		-	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity	6	7,388	(14,402)
		Cents	Cents
Basic earnings per share (Ordinary Shares)		5.6	(11.9)
Diluted earnings per share (Ordinary Shares)		5.6	(11.9)

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 20 and the notes to the financial statements set out on pages 24 to 27.

Statement of Financial Position As at 30 June 2003

	Note	Consolidated 2003 $'000	2002 $'000
Current assets			
Cash assets		34,333	1,571
Receivables		6,461	3,759
Other financial assets		30,483	33,067
Other		93	263
Total current assets		71,370	38,660
Non current assets			
Receivables		5,344	5,242
Investment property		-	26,607
Property, plant and equipment		1,861	15,214
Deferred tax assets		-	325
Total non current assets		7,205	47,388
Total assets		78,575	86,048
Current liabilities			
Payables		7,079	3,437
Interest bearing liabilities		-	2,091
Provisions		1,350	1,083
Other		637	1,064
Total current liabilities		9,066	7,675
Non current liabilities			
Interest bearing liabilities		-	16,291
Provisions		133	94
Total non current liabilities		133	16,385
Total liabilities		9,199	24,060
Net assets		69,376	61,988
Equity			
Contributed equity		149,429	149,429
Accumulated losses	5	(80,053)	(87,441)
Total equity	6	69,376	61,988

The statement of financial position is to be read in conjunction with the discussion and analysis on page 20 and the notes to the financial statements set out on pages 24 to 27.

Statement of Cash Flows For the year ended 30 June 2003

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		22,338	9,870
Cash payments in the course of operations		(18,666)	(22,796)
Interest received		2,370	737
Borrowing costs paid		(1,274)	(1,445)
Income taxes paid		(187)	(181)
Net cash provided by/(used in) operating activities		4,581	(13,815)
Cash flows from investing activities			
Payment for property, plant and equipment		(475)	(649)
Proceeds from sale of plant and equipment		16	8
Proceeds from sale of investment in land and buildings		41,453	-
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entity		2,984	1,945
Net cash provided by/(used in) investing activities		43,978	1,304
Cash flows from financing activities			
Proceeds from issue of shares		-	14,935
Net cash transferred from funds under management		3,434	(2,038)
Securitisation of term deposit		(850)	-
Repayment of interest bearing liabilities		(18,381)	(1,941)
Net cash provided by/(used in) financing activities		(15,797)	10,956
Net increase/(decrease) in cash held		32,762	(1,555)
Cash at the beginning of the financial year		1,571	3,126
Cash at the end of the financial year		34,333	1,571

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 20 and the notes to the financial statements set out on pages 24 to 27.

1. Basis of Preparation of Concise Financial Report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. Change in Accounting Policy

Employee Benefits

The consolidated entity has applied the revised AASB 1028 'Employee Benefits' for the first time from 1 July 2002. The liability for wages and salaries and annual leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

Due to the negligible financial impact, no restatement of financial performance is warranted in respect of this change in accounting policy.

Foreign Currency Translation and Provisions, Contingent Liabilities and Contingent Assets

The consolidated entity has applied the revised AASB 1012 'Foreign Currency Translation' and the revised AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' for the first time from 1 July 2002. Neither application had an impact on the opening balances as at 1 July 2002 or the net profit for the year ended 30 June 2003.

3. Profit From Ordinary Activities Before Income Tax Expense

Individually significant items included in profit from ordinary activities before income tax:

(a) Research and Development (R&D) Expenditure

	2003 $'000	2002 $'000
Contract research and development expenditure	6,609	8,716
Direct research and development expenditure	9,096	7,861
R&D expenditure for the year	15,705	16,577

(b) Sale of Investment in Land and Buildings

On 27 June 2003 the consolidated entity settled the sale of its investment in land and buildings for total consideration at present value of $47,000,000 and recorded a consolidated profit on disposal after tax of $6,206,060.

	2003 $'000	2002 $'000
Revenue Comprises		
Cash at settlement	41,500	-
Deferred cash due and receivable on 27 June 2004	3,000	-
Deferred cash due and receivable on 27 June 2005	3,000	-
Discount on deferred consideration	(500)	-
Total revenue	47,000	-
Profit on Sale Comprises		
Consideration	47,000	-
Costs of sale	(2,238)	-
Written down values of land and buildings sold	(38,243)	-
Assets written down to recoverable amount	(313)	-
Profit on sale before income taxes	6,206	-
Income tax effect at 30 per cent	(1,862)	-
Utilisation of brought forward income tax losses not previously brought to account	1,862	-
Profit after related income tax expense	6,206	-

4. Segment Reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity's primary reporting format is business segment. The consolidated entity comprised the following main business segments during the financial year, based on the consolidated entity's management reporting system:

- Core business – commercialisation of R&D - Research, development and commercialisation
- Property interests - Investment property
- Corporate - Administration, management services, investments of funds and operational infrastructure

The prior year comparatives have been adjusted to segregate the Property interests segment from the Corporate segment. The Property interests segment comprising the Investment property was sold on 27 June 2003 as detailed in Note 3(b) and consequently the Property interests segment of the business ceased effective from that date.

Geographic Segments

The consolidated entity operates predominantly in Australia. More than 90 per cent of revenue, operating loss and segment assets relate to operations in Australia.

4. Segment Reporting (continued)

Primary Reporting Business Segments	Core Business-Commercialisation of R&D		Property Interests		Corporate		Eliminations/ Discontinued Businesses		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Revenue										
External segment revenue	12,278	3,857	3,373	3,385	9,789	4,255	-	1,480	25,440	12,977
Proceeds on sale of investment in land and buildings	-	-	17,255	-	29,745	-	-	-	47,000	-
Inter-segment revenue	-	-	-	-	10,246	1,138	(10,246)	(1,138)	-	-
Total revenue	12,278	3,857	20,628	3,385	49,780	5,393	(10,246)	342	72,440	12,977
Result										
Segment result	(11,696)	(13,859)	814	756	12,576	(1,258)	-	88	1,694	(14,273)
Profit/(loss) on sale of investment in land and buildings	-	-	(7,726)	-	13,932	-	-	-	6,206	-
Profit/(loss) from ordinary activities before income tax									7,900	(14,273)
Income tax expense									(512)	(129)
Net profit/(loss)									7,388	(14,402)
Depreciation and amortisation	16	21	610	610	1,229	1,239	-	-	1,855	1,870
Increase in employee and other provisions	234	423	-	-	72	492	-	-	306	915
Forgiveness of debt	-	-	-	-	20	20	-	-	20	20
Assets										
Total segment assets (i)	593	10,682	253	24,619	77,729	50,747	-	-	78,575	86,048
Liabilities										
Total segment liabilities (i)	5,068	486	-	22,111	4,131	1,463	-	-	9,199	24,060
Acquisitions of non current assets	-	-	-	-	475	1,342	-	-	475	1,342

(i) There are no unallocated assets or liabilities at reporting date.

	2003 $'000	2002 $'000
5. Accumulated Losses		
Accumulated losses at the beginning of the financial year	(87,441)	(73,039)
Net profit/(loss)	7,388	(14,402)
Accumulated losses at the end of the financial year	(80,053)	(87,441)
6. Total Equity Reconciliation		
Total equity at the beginning of the year	61,988	61,354
Total changes in parent entity interest in equity recognised in statement of financial performance	7,388	(14,402)
Transaction with owners as owners:		
Contribution of equity	-	15,036
Total equity at the end of the year	69,376	61,988

7. Dividends

No dividends were paid or proposed in the current or prior financial years.

8. Events Subsequent to Reporting Date

On 8 July 2003, Managing Director Dr Sandra Webb resigned. In accordance with the terms and conditions of her employment contract, termination and performance payments totalling $794,925 have been made subsequent to year end which will be brought to account in the financial year ended 30 June 2004 in accordance with Australian Accounting Standard AASB 1028 'Employee Benefits.' 1,500,000 options issued to Dr Webb were duly cancelled in accordance with the terms and conditions of their issue.

On 17 July 2003, Prof Silviu Itescu and Mr Graeme Kaufman were appointed to the Board of Directors.

Other than as referred to above, there has not arisen since the end of the financial year, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

9. Contingent Liabilities and Contingent Assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent Liabilities Not Considered/Considered Remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent Assets Not Considered Remote

Under the terms of the leaseback of the premises to the Company, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

Directors' Declaration For the year ended 30 June 2003

In the opinion of the Directors of Amrad Corporation Limited, the accompanying concise financial report of the consolidated entity, comprising Amrad Corporation Limited and its controlled entities for the year ended 30 June 2003, set out on pages 12 to 27:

(a) *has been derived from or is consistent with the full financial report for the financial year; and*

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Dated at Melbourne this 25th day of August, 2003.

Signed in accordance with a resolution of the Directors:

Mr Olaf B O'Duill
Chairman

Independent Audit Report on Concise Financial Report

To the members of Amrad Corporation Limited

Scope

We have audited the concise financial report of Amrad Corporation Limited and its controlled entities for the financial year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2003. Our audit report on the full financial report was signed on 25 August 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the concise financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2003 complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG

KPMG

BW Szentirmay
Partner

Melbourne Victoria
25 August 2003

Share Capital

As at 1 August 2003, the share capital of the Company was:
Issued and paid up capital: 130,642,486 ordinary shares

	Number
Number of shares quoted on The Australian Stock Exchange Limited	130,361,259

Amrad Corporation Limited ordinary shares have been traded on The Australian Stock Exchange Limited since 5 December 1996 and trade under the ASX code AML. Melbourne is the Home Exchange. The Company's securities are not quoted on any other stock exchange.

Twenty Largest Shareholders as at 1 August 2003

Name	Ordinary Share Held	% of Total Shareholding
Fibre Optics (Australia) Pty Ltd	28,264,583	21.64
State Trustees Limited	19,743,593	15.11
Chugai Pharmaceutical Co Ltd	11,794,874	9.03
Invia Custodian Pty Limited (Black a/c)	9,637,268	7.38
Queensland Investment Corporation	7,196,409	5.51
Merck Sharp & Dohme (Australia) Pty Limited	3,636,364	2.78
The Walter and Eliza Hall Institute of Medical Research	2,000,000	1.53
R J Custodians Pty Ltd	1,544,514	1.18
Westpac Custodian Nominees Limited	960,552	0.74
Chevron Properties Pty Ltd	940,000	0.72
MF Custodians Ltd	833,334	0.64
The Murdoch Institute for Research into Birth Defects Limited	800,000	0.61
Australian Institute of Marine Science	666,668	0.51
CitiCorp Nominees Pty Limited	549,223	0.42
Centenary Institute of Cancer Medicine & Cell Biology	416,668	0.32
The Heart Research Institute Limited	416,668	0.32
Hestian Pty Ltd	400,000	0.31
Mr Ian Ward-Ambler (Penance Account)	386,319	0.30
JP Morgan Nominees Australia Limited	362,368	0.28
Pierce CIM Pte Limited	345,000	0.26
	90,894,405	69.59

Substantial Shareholders

The following information is extracted from substantial shareholding notices given to the Company as at 1 August 2003 by shareholders who hold relevant interests in more than 5 per cent of the Company's voting shares.

Name	Ordinary Shares Held	% of Total Shareholding
Fibre Optics (Australia) Pty Ltd	28,264,583	21.64
Thorney Pty Ltd	11,181,782	8.56
Queensland Investment Corporation	7,196,409	5.51

Distribution of Shareholders as at 1 August 2003

Range	Holders	Ordinary Shares Held	% of Total Shareholding
1 to 1,000	1,183	927,107	0.73
1,001 to 5,000	3,707	9,979,756	7.63
5,001 to 10,000	882	7,320,338	5.60
10,001 to 100,000	665	17,195,394	13.16
100,001 and over	42	95,219,891	72.88
Total shareholders	6,479	130,642,486	100

The number of shareholders as at 1 August 2003 with less than a marketable parcel of $500 worth of shares, based on the market price as at the above date, was 455.

Shares and Voting Rights

As at 1 August 2003, there were 6,479 holders of ordinary shares of the Company.

The voting rights attached to ordinary shares are set out in Rules 5(f) and 40 of the Company's Constitution. In broad summary, but without prejudice to the provisions of those Rules, each shareholder present at a general meeting in person or by a duly appointed representative, proxy or attorney:

(a) on a show of hands, has one vote except if a shareholder has appointed more than one person as a representative, proxy or attorney, in which case none of those persons is entitled to vote or if a person is entitled to vote in more than one capacity, that person is entitled to only one vote; and

(b) on a poll, has one vote for each fully paid share held and for each other share held, has a vote in respect of the share equivalent to the proportion which the amount paid on that share is of the total amounts paid and payable on that share at the time a poll is taken but no amount paid on a share in advance of calls shall be treated as paid on that share.

As at 1 August 2003, there were options over 4,220,000 unissued ordinary shares granted to employees under the Key Employee Share Option Plan and to the former Managing Director, Dr Sandra N Webb. There are no voting rights attached to either the options or the underlying unissued ordinary shares.

Officers

Interim Chief Executive Officer: Mr Robert W Moses
Company Secretary: Ms Robyn M Fry

Registered Office

Amrad Corporation Limited
576 Swan Street
Richmond Victoria 3121
Australia
Telephone: (03) 9208 4000
Facsimile: (03) 9208 4356

Share Registry

Computershare Investor Services Pty Limited
Level 12/565 Bourke Street
Melbourne Victoria 3000
Australia

GPO Box 2975
Melbourne Victoria 3001
Australia

Telephone: 1300 85 05 05 or (03) 9615 5970
Facsimile: (03) 9611 5710
Website: www.computershare.com
Email: web.enquiries@computershare.com.au
Facsimile for receipt of 15 October 2003 Annual General Meeting correspondence only: (03) 9473 2555.

Securityholder Information

You can gain access to your Securityholding information in a number of ways. The details are managed via the Company's registrar, Computershare Investor Services Pty Limited and can be accessed as outlined below. Please note your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) is required for access.

Investor Phone Access

Provides telephone access 24 hours a day seven days a week.

Step 1: Call 1300 85 05 05.
Step 2: Enter the first six letters of the Company name – e.g. Amrad (touch tone 26723).
Step 3: Enter your Security Reference Number (SRN) or Holder Identification Number (HIN).
Step 4: Follow the prompts to gain secure, immediate access to your holding details, registration details or payment information.

Internet Account Access

Securityholders can access their details via the internet. Computershare provides two levels of access: Read only and online portfolio updating capability.

View Securityholding (read only access)

Step 1: Go to www.computershare.com/au/investors.
Step 2: Select Securityholding and enter AML or Amrad Corporation Limited.
Step 3: Enter Securityholder Reference Number (SRN) or Holder Identification Number (HIN).
Step 4: Read only access to account balance, transaction history, payment instructions, payment history and sign up for electronic securityholder communications.

Investor Centre (online portfolio updating capability)

Step 1: Go to www.computershare.com/au/investors.
Step 2: Enter User ID and PIN or access the 'Register Here' button.
Step 3: Follow the prompts to register. For security purposes, Computershare will generate a PIN and mail it to your registered address.
Step 4: View, evaluate and manage your portfolio.

Changing Shareholder Details

Changes to your name or address must be advised in writing to Computershare Investor Services Pty Limited. If you are sponsored by a broker, your notice in writing must be sent to your sponsoring broker.

Amrad Publications Mailing List

The Annual Report is a major source of information about the Company. Shareholders who do not wish to receive this publication, can assist the Company to reduce costs by advising Computershare Investor Services Pty Limited in writing. Shareholders will continue to receive all other shareholder information, including the Notice of Annual General Meeting and Proxy. The Annual Report, other releases and general Company information are also available on Amrad's website at: www.amrad.com.au.

Annual General Meeting

2pm on Wednesday, 15 October 2003
Leonda By The Yarra
2 Wallen Road
Hawthorn Victoria 3122
Australia

Investor Relations

If you have any questions or issues regarding your shareholding or require hard copies of any information posted on Amrad's website, please contact the Company's investor relations consultant, Ms Anne Hayward on (03) 9208 4320.

amrad.

Amrad Corporation Limited
ABN 37 006 614 375

576 Swan Street Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4350

Amrad Corporation Limited

Notice of Annual General Meeting

amrad®

Amrad Corporation Limited – Notice of Annual General Meeting – Wednesday 15 October 2003

Notice is given that the 17th Annual General Meeting of the Company will be held at Leonda By The Yarra, 2 Wallen Road, Hawthorn, Victoria, Australia on Wednesday 15 October 2003 at 2.00pm.

Ordinary Business

1. Consideration of Reports

   To receive and consider the Financial Report of the Company, the Directors' Report and the Auditor's Report, for the year ended 30 June 2003.

2. Re-election of Director

   To re-elect a Director:

   Ms Helen Cameron retires in accordance with Rule 58 of the Constitution and, being eligible, offers herself for re-election.

3. Election of Directors

   To elect two Directors:

   (a) Mr Graeme Kaufman retires in accordance with Rule 47 of the Constitution and, being eligible, offers himself for election.

   (b) Professor Silviu Itescu retires in accordance with Rule 47 of the Constitution and, being eligible, offers himself for election.

Special Business

4. Approval of Issues of Securities Under Key Employee Share Option Plan

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "That, for the purpose of ASX Listing Rule 7.2 Exception 9, approval be given to the issue of shares and options under the Rules of the Amrad Key Employee Share Option Plan at any time within the next three years as an exception to Listing Rule 7.1."

   In accordance with the requirements of the ASX Listing Rules, the Company will disregard any votes cast on this resolution by any Director of the Company, or any associate of a Director, other than a vote cast by:

   (i) such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (ii) such a person as chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Approval of Issues of Shares Under Employee Share Ownership Plan

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "That, for the purpose of ASX Listing Rule 7.2 Exception 9, approval be given to the issue of shares under the Rules of the Amrad Employee Share Ownership Plan at any time within the next three years as an exception to Listing Rule 7.1."

   In accordance with the requirements of the ASX Listing Rules, the Company will disregard any votes cast on this resolution by any Director of the Company, or any associate of a Director, other than a vote cast by:

   (i) such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

   (ii) such a person as chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. Renewal of Partial Takeover Approval Rule in Constitution

   To consider and, if thought fit, pass the following resolution as a special resolution:

   "That Rule 85 of the Constitution of the Company is renewed for a period of three years with effect from 15 October 2003."

7. Directors' Remuneration

   To consider and, if thought fit, pass the following as an ordinary resolution:

   "That the maximum aggregate amount of remuneration which may be provided by the Company, under Rule 48 of the Company's Constitution, to all Directors for their services as Directors be increased by $110,000 to a maximum sum of $500,000 a year."

In accordance with the requirements of the ASX Listing Rules, the Company will disregard any votes cast on this resolution by any Director of the Company, or any associate of a Director, other than a vote cast by:

(i) such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) such a person as chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting has the right to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

A form of proxy accompanies this Notice of Annual General Meeting. For the appointment of a proxy to be effective for a meeting, the following documents must be received by the Company or Computershare Investor Services Pty Limited at least 48 hours before the meeting:

(i) the proxy's appointment; and

(ii) if the appointment is signed by the appointor's attorney – the authority under which the appointment was signed or a certified copy of the authority.

Documents may be lodged using the reply paid envelope provided or:

- by posting, delivery or facsimile to the Company's share registry at:

  Amrad Corporation Limited share registry
  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria 3001
  Australia
  Facsimile: 61 3 9473 2555 or,

- by posting, delivery or facsimile to the Registered Office of the Company at:

  Amrad Corporation Limited
  576 Swan Street
  Richmond Victoria 3121
  Australia
  Facsimile: 61 3 9208 4356

Voting Entitlement

Pursuant to Reg 7.11.37 of the Corporations Regulations 2001 (Cth) for the purposes of the meeting, persons holding shares at 2.00pm on 13 October 2003 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

By order of the Board

R M Fry
Company Secretary
Amrad Corporation Limited

12 September 2003

Explanatory Notes

Resolution 2 – Re-election of Director

Candidate for re-election to the office of Director:

Ms Helen Cameron
BSc, MBA, FTCL
Non-executive Director
Chair Audit Committee, Member Corporate Governance Committee
Age 49

Helen Cameron became a Director of Amrad in December 1997. In the last two years she has held directorships with the following organisations: Deputy Chair of Foodbank NSW, Director of Foodbank Australia, Grains Research & Development Corporation, the CRC for Sustainable Rice Production, TDG Logistics, the Sydney Catchment Authority and Rural Industries Research & Development Corporation. She is a member of the NSW Food Forum, and is on the editorial board of JASSA (the Journal of the Securities Institute of Australia). Ms Cameron operates her own company, Calisar Pty Limited which consults to the food and agribusiness industries. She held senior management positions with National Foods Limited and Burns Philp & Co. Ltd and was Head of Research at BNP Equities (Australia) Limited. She holds a Master of Business Administration from Macquarie University (NSW), a Bachelor of Science from the University of Canterbury (Biological Sciences), and is a Fellow of the Trinity College of Music (London).

Resolution 3 – Election of Directors

Candidates for election to the office of Director:

Mr Graeme Kaufman
Bachelor of Science (University of Melbourne), MBA (University of Melbourne)
Non-executive Director
Age 54

Graeme Kaufman became a Director of Amrad on 17 July 2003. He has extensive experience in the pharmaceutical industry and held various positions within CSL Limited over a period of 33 years, including Manufacturing Manager, Finance Director and General Manager, Biosciences Division. Mr Kaufman had a central role in the privatisation and listing of CSL, and was responsible for the negotiation of the key Government blood contracts which underpin the CSL plasma fractionation business. He has been an Executive Director of Circadian Technologies Limited since January 2002. Mr Kaufman holds a Bachelor of Science degree and a Masters of Business Administration, both from the University of Melbourne.

Professor Silviu Itescu
MBBS (Hons), FRACP, FACP, FACR
Non-executive Director
Age 46

Silviu Itescu became a Director of Amrad on 17 July 2003. He is currently Professor of Medicine at the University of Melbourne and Director of Transplantation Immunology at Columbia University's New York – Presbyterian Hospital in New York. Professor Itescu obtained his medical degree at Monash University and received his specialty training in Internal Medicine and Immunology/Rheumatology at New York University. He has gained broad experience in the fields of stem cell biology, autoimmune diseases, organ transplantation and heart failure from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to use adult stem cells for the treatment of heart disease and is leading collaborative trials in this area. Professor Itescu is a member of numerous national and international scientific bodies and professional societies, has consulted globally for many international pharmaceutical companies, and has been an advisor to biotechnology and health care investment groups.

Resolution 4 – Approval of Issues of Securities Under Key Employee Share Option Plan

Resolution 4 seeks approval for issues of securities under the Company's Key Employee Share Option Plan (KESOP), for the purpose of Australian Stock Exchange (ASX) Listing Rule 7.2 (Exception 9) in respect of issues over the next three years.

ASX Listing Rule 7.1 requires a company to obtain the approval of shareholders if it proposes to issue more than 15 per cent of its capital within a 12 month period. ASX Listing Rule 7.2 contains a number of exceptions to ASX Listing Rule 7.1, allowing certain issues of shares to be excluded from calculations of the number of shares issued in the preceding 12 months. Shareholder approval under ASX Listing Rule 7.2 (Exception 9) would enable issues of shares and options under the KESOP in the next three years to be excluded from such calculations.

The number of options issued under the KESOP since the date of the last shareholder approval for the purposes of ASX Listing Rule 7.2 (Exception 9) in November 2000 is 3,530,000 (of which 785,000 have lapsed).

The ASX Listing Rules require that a summary of the terms of the KESOP be included in the Notice of Meeting.

Terms of KESOP

(a) Offers
From time to time, the Amrad Corporation Limited Board may offer options to any permanent employee (including any Executive Director) of Amrad. The Board has absolute discretion in determining who will be offered options provided that offers can only be made to employees and the number of options granted.

(b) Limit on Offers
The maximum number of ordinary shares in respect of which options have been granted under KESOP and which have not yet lapsed or been exercised, together with the shares still subject to the ESOP, will not exceed 5 per cent of the Company's issued ordinary share capital at any time.

(c) Option Price
The options are to be granted for no consideration.

(d) Exercise Price
The price payable on exercise of the options to acquire Amrad shares is to be an amount equal to 120 per cent (or any higher percentage specified in the KESOP Invitation) of the market value of an Amrad share on the Issue Date, or the market value at any time in the period beginning 90 days before the proposed Issue Date and ending on that date. The 'market value' of Amrad shares will be determined by the Amrad Non-executive Directors, based on the market value of Amrad shares on the ASX at the time.

(e) Lapse of Options
The options will lapse if not exercised on or before the first to occur of the following:

- the expiration of five years after the date the options were granted;
- the expiration of 12 months after the death or permanent disablement of the participant;
- immediately on termination of employment involving misconduct;
- except in respect of an Executive Director, the expiration of 30 days after termination of employment for any other reason;
- default by the participant under the Rules of the KESOP;
- insolvency of Amrad; and
- other defined events associated with insolvency of Amrad.

(f) Exercise of Options
Subject to fulfilment of any applicable performance targets, options become exercisable progressively over the five years from issue (40 per cent in the second year, 60 per cent in the third year, 80 per cent in the fourth year and 100 per cent in the last year). However, the Directors may elect to bring the exercise date of options forward.

(g) Restrictions on Transfers
The options may be transferred or assigned to an associated trust or to a spouse of the participant if:

- the Board, in its absolute discretion, approves the transfer; and
- before the transfer or assignment is made, the transferee or assignee executes a covenant in favour of Amrad under which the transferee or assignee agrees to be bound by the terms on which the options were issued and these KESOP Rules.

(h) Bonus Issues
On any bonus issue, there will be a corresponding increase in the number of underlying shares to which each participant's options relate. This will not affect the total amount payable upon the exercise of the participant's options.

(i) Rights Issues
A participant cannot participate in a rights issue in respect of any unexercised options. However, the exercise price will be reduced by an amount equal to the theoretical value of the rights entitlement determined in accordance with the ASX Listing Rules.

(j) Reconstructions
Any reconstruction of capital (such as consolidation, subdivision, reduction or return of capital) will result in a corresponding adjustment to the number of options or to the exercise price or both so as to preserve the participant's proportionate entitlement. The options are also to be reconstructed in accordance with the ASX Listing Rules, as amended from time to time over the course of the KESOP.

(k) Allotments
On the exercise of the options, Amrad will allot the applicable number of ordinary shares and will apply for quotation of those shares on the ASX. The shares issued will rank equally with other fully paid ordinary shares in Amrad.

Shareholders may inspect a copy of the full terms of the KESOP at Computershare Investor Services Pty Ltd during normal business hours or on the Company's website: www.amrad.com.au

Resolution 5 – Approval of Issues of Shares Under Employee Share Ownership Plan

Resolution 5 seeks approval for issues of securities under the Company's Employee Share Ownership Plan (ESOP), for the purpose of Australian Stock Exchange (ASX) Listing Rule 7.2 (Exception 9) in respect of issues over the next three years.

As stated in the explanatory note to Resolution 4, ASX Listing Rule 7.1 requires a company to obtain the approval of shareholders if it proposes to issue more than 15 per cent of its capital within a 12 month period. ASX Listing Rule 7.2 contains a number of exceptions to ASX Listing Rule 7.1, allowing certain issues of shares to be excluded from calculations of the number of shares issued in the preceding 12 months. Shareholder approval under ASX Listing Rule 7.2 (Exception 9) would enable issues of shares under the ESOP in the next three years to be excluded from such calculations.

The number of shares issued under the ESOP since the date of the last shareholder approval for the purposes of ASX Listing Rule 7.2 (Exception 9) in November 2000 is 121,876.

The ASX Listing Rules require that a summary of the terms of the ESOP be included in the Notice of Meeting.

Terms of the ESOP

The ESOP is administered by a company established for the purpose, Amrad Employee Share Administration Pty Ltd (ABN 56 073 831 080) (AESA).

(a) Offers

Offers of loans under the ESOP may be made from time to time by the Board of Amrad Corporation Limited which has absolute discretion to determine:

- who is eligible to receive offers; and
- the amount of the loan offered and the number of shares offered to each employee.

Under the ESOP, employees are offered a loan to acquire Amrad shares. The loan may be provided by either Amrad or AESA. Generally, the offer of a loan will be accompanied by an offer of shares to be provided either by way of allotment from Amrad or by a transfer from AESA. The acquisition price of shares offered must be equal to the market value of shares prevailing at the time of the offer.

The offers of shares may be made on the basis that the employee shall not be liable to contribute any amount in respect of the acquisition of such shares. Offers of shares can also be made on the basis that the employee shall be liable to contribute (whether by payment of money or by an agreed reduction in wage, salary or bonus) either the whole or a specified proportion of the value or cost of such shares.

(b) Limit on Offers

An offer can only be made under the ESOP if the total of the shares which could be acquired upon acceptance of all the offers made, and the total number of options or shares issued under, and remaining subject to, any Amrad employee incentive plan, does not exceed 5 per cent of Amrad's issued capital as at the time of the offer. In addition, an offer will not be made if, by accepting the offer, an employee would control more than 5 per cent of Amrad's issued capital.

(c) Plan Shares

Any shares acquired by employees with a loan under ESOP are subject to special restrictions under the Rules. These shares are referred to in the ESOP Rules as Plan Shares. The following are Plan Shares:

- Shares acquired by employees with loans provided under the ESOP Plan.
- Any bonus shares issued with respect to those shares (unless the Board otherwise resolves at the time of the bonus issue).
- Shares in Amrad or a related body corporate which are acquired in exchange for Plan Shares under a capital reconstruction.

Shares acquired through the exercise by the employee of his or her entitlements under a rights issue are not Plan Shares.

(d) Release From Restrictions

Shares cease to be Plan Shares (and therefore cease to be subject to the restrictions in the Plan) upon the last to occur of:

- the repayment of the loan; or
- the earlier of:
  (a) the third anniversary of the date on which the share was acquired by the employee; or
  (b) the date on which the employee's employment terminates.

(e) Restrictions on Transfer
A participating employee is not permitted to sell, mortgage, charge or otherwise deal with or encumber any Plan Shares. To enforce the ESOP restrictions on transfer, AESA retains all shareholding statements relating to Plan Shares. AESA will provide the shareholding statements to the Participant where the shares have ceased to be Plan Shares and have been retained by the Participant.

(f) Interest
The loans are interest-free unless the employee breaches the restriction on transferability described in paragraph (e) above.

(g) Loan Repayment
Employees' loans may be repaid by the employees by automatic deductions from their salary. Plan Shares are subject to a compulsory transfer if the loan is not repaid on termination of employment or by the third anniversary of the date of the loan (see paragraph (h) below).

(h) Compulsory Transfer of Plan Shares
Where an employee's loan has not been repaid:

- 90 days after termination of employment (other than in circumstances involving gross misconduct);
- six months after the employee's death;
- by the third anniversary of the date the loan was made,

the Plan Shares must be sold to AESA (or its nominee) and the loan repaid from the purchase price. AESA is liable to pay the greater of the 'prevailing market value' or an amount equal to the loan outstanding. AESA applies this purchase price in repaying the loan, with any surplus paid to the employee. For this purpose, the 'prevailing market value' depends on whether AESA purchases the shares itself, or sells the shares. If AESA purchases the shares itself, the shares will be valued by reference to sales on-market over the previous five days (less the estimated costs of sale). If AESA instead sells the shares on the ASX, the 'prevailing market value' equals the actual net proceeds of sale.

The employee's rights to realise any gain on the Plan Shares will be effectively forfeited if the employee's employment terminates before the loan is repaid in circumstances which the employee's employer regards as involving the employee's fraud, dishonesty or serious misconduct which would provide sufficient cause for dismissal according to law, and where the Board of Amrad or the Board of AESA resolves that forfeiture should occur. In these circumstances, the purchase price payable by AESA is an amount equal to the loan outstanding, even if this is less than the 'prevailing market value'.

(i) Limited Protection Against Loss
Employees whose employment ceases before the loan is repaid, or whose loans have not been repaid by the third anniversary of the issue date (for example, because loan repayments have been suspended following a sustained fall in the value of Amrad shares) are offered limited protection from loss under the ESOP Rules. In these circumstances, where the 'prevailing market value' of the employee's shares is less than the loan outstanding at the time it must be repaid, AESA is obliged to purchase the employee's shares at an amount equal to the loan outstanding and to apply the proceeds in full repayment of the employee's loan.

However, the loss protection is limited in that employees are not entitled to receive back any payments made by them over the terms of the loan.

Under the ESOP Rules, AESA reserves the right to substitute some alternative form of financial assistance to protect employees from loss. This provision gives AESA flexibility to take account of changing tax laws and policies in determining the precise method by which the employee will be protected from loss.

(j) Funding of Loans to Employees
AESA obtains funding (by way of loan, non-refundable contribution or otherwise) from Amrad to provide loans to participants and to administer the ESOP. The terms of the funding, including interest rates, charges, fees and other conditions, will be agreed between Amrad and AESA from time to time.

(k) Amendment of the Plan
Subject to any legal requirements, the Board of Amrad can amend the Rules of ESOP, but not in any way which would have the net effect of prejudicing any pre-existing rights of participants.

(l) Shareholder Rights
The rights attaching to Plan Shares are the same as those attaching to other listed ordinary shares.

Shareholders may inspect a copy of the full terms of the ESOP at Computershare Investor Services Pty Ltd during normal business hours or on the Company's website: www.amrad.com.au

Resolution 6 – Renewal of Partial Takeover Approval Rule

In October 1996 the Company's shareholders approved the adoption of a rule dealing with partial takeovers which required the Company to prohibit the registration of a transfer of shares resulting from a partial takeover offer unless shareholders in a general meeting approved the offer. The approval was renewed by the Company's shareholders in 1999 and again at the Annual General Meeting in 2000 on the adoption of the current Constitution of the Company.

In accordance with the Corporations Act, this Rule (Company Constitution Rule 85) ceases to have effect on the third anniversary of its renewal. Directors consider that it is in the interests of shareholders for the Company to continue to have a partial takeover approval rule in its Constitution.

(a) Effect of Partial Takeover Approval Rule
The Corporations Act requires that, if a partial takeover offer is received, Directors are to convene a meeting of shareholders to vote on a resolution to approve the partial offer. The meeting must be held, and the resolution voted on, at least 15 days before the close of the offer.

Rule 85 of the Company's Constitution provides that for a resolution to be approved it must be passed by a majority of votes at the meeting, excluding votes by the offeror and its associates. If a meeting is not held, a resolution approving the partial offer will be deemed by the Corporations Act to have been passed, thereby allowing the partial offer to proceed.

If a resolution is rejected, the registration of any transfer of shares resulting from that partial offer will be prohibited and the offer will be deemed to be withdrawn. If the resolution is approved, the relevant transfers of shares will be registered, provided they comply with the other provisions of the Constitution. Rule 85 does not apply to full takeover offers and the Rule will expire three years after its renewal unless renewed by a further special resolution of shareholders.

(b) Reasons for Proposing the Resolution
Directors consider that shareholders should have the opportunity to vote on a proposed partial takeover bid. A partial takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest and without shareholders having the opportunity to dispose of all of their shares, so that shareholders could be at risk of being left as part of a minority interest in the Company. Rule 85 will prevent this situation occurring by permitting shareholders to decide whether a partial offer should be permitted to proceed.

(c) Present Acquisition Proposals
As at the date of this Notice, no Director is aware of any proposal by any person to acquire, or increase the extent of, a substantial interest in the Company.

(d) Potential Advantages and Disadvantages
The Corporations Act requires these explanatory notes to discuss both the advantages and disadvantages for Directors and shareholders during the period the Rule has been in effect and the potential advantages and disadvantages of the Rule for both Directors and shareholders. In relation to the former, the Directors consider that there are no advantages or disadvantages, on the basis that no partial takeover offer has been received and therefore, the Rule has not been utilised. The Directors also consider that there are no potential advantages or disadvantages for the Directors as they remain free to make a recommendation on whether a partial takeover offer should be accepted. The Rule will enable shareholders to decide whether to accept a partial offer which may result in a change of control in the Company and will ensure that all members will have an opportunity to study a partial takeover proposal and then attend or be represented by proxy at a meeting of members called specifically to vote on the proposal. A majority of shares voted at the meeting, excluding the shares of the offeror and its associates, is required for the resolution to be passed. This will permit shareholders to prevent a partial takeover offer proceeding if they believe the control of the Company should not be permitted to pass under the offer, and accordingly, the terms of any future partial offer are likely to be structured to be attractive to a majority of shareholders. It may be argued that the Rule reduces the possibility of a successful partial takeover bid and that as a result, partial offers for the Company will be discouraged. This in turn may reduce the opportunities which shareholders may have to sell some of their shares at an attractive price to persons seeking control of the Company and may reduce any 'takeover speculation' element in the Company's share price on the Australian Stock Exchange. It may also be said that the provisions constitute an additional restriction on the ability of individual shareholders to deal freely with their shares.

(e) Recommendation
Directors consider that the renewal of Rule 85 is in the interests of shareholders as it allows the majority of shareholders to determine whether a partial takeover bid should proceed. Directors recommend that shareholders vote in favour of renewing Rule 85.

Resolution 7 – Directors' Remuneration

Under Rule 48 of the Company's Constitution, the fees payable to Directors for their services as Directors are determined by the Board, at the time and in the manner determined by the Board within the maximum aggregate amount approved by shareholders for that purpose. The present total maximum amount of remuneration payable to Directors is $390,000 per annum, which has remained unchanged since approved by shareholders seven years ago at the 1996 Annual General Meeting. As from 1 July 2003, the fees payable to Directors are:

- Chairman – $100,000 per annum;
- Deputy Chairman – $60,000 per annum; and
- Non-executive Directors – $50,000 per annum.

Under the Company's Constitution such remuneration does not include any amount which may be paid by the Company to Directors in relation to committee services and other services rendered outside the scope of Directors' ordinary duties, retirement benefits or minimum levels of superannuation contributions.

It should also be noted that no fees are paid by the Company to any Managing Director or Chief Executive Officer for services as a Director and remuneration for these services as an Executive Director is not included in the maximum aggregate amount for the purposes of this resolution.

To accommodate the 1 July 2003 increase of individual Non-executive Directors' fees by $10,000 per annum to a total of $50,000 per annum for each Director and to allow flexibility in the future, the approval of shareholders is sought to increase the maximum aggregate amount that may be allocated among the Non-executive Directors for their services to a total of $500,000 per annum. This is a maximum sum that will allow both the number of Directors and Directors' fees to be adjusted over a period of time in order to meet the future requirements of the Company.

amrad

Amrad Corporation Limited
ABN 37 006 614 375

576 Swan Street Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356

www.amrad.com.au